News Release
Communiqué de Pressee
Exhibit 99.4

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TOTAL S.A.
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New gas discoveries on Block 15 & 16 in the Gulf of Thailand
Paris, January 30, 2007 — Total announces three new gas discoveries, after three successful exploration wells namely Ton Chan-1X, Ton Chan-2X and Ton Rang-2X drilled on Block 15 & 16 in the Gulf of Thailand, operated by PTTEP (the national Thai oil company).
The two wells on Ton Chan area are located on Block 16 of Bongkot concession, 5 kilometers from each other and approximately 15 kilometers southeast of the Bongkot central complex. Ton Chan-1X found gas bearing reservoirs with a total of 143 meter-net pay thickness. Ton Chan-2X found gas with a total of 44 meter-net pay thickness.
Ton Rang-2X is located on Block 15 of Bongkot concession, approximately 5 kilometers south of Ton Rang-1X discovery and 20 kilometers northwest of Bongkot Central Complex. Ton Rang-2X encountered gas bearing sand of 72 meters.
Development plan of these three discoveries is currently under study and production could start in 2009.
Currently Bongkot produces 600 million of cubic feet of gas per day and 18,000 barrels per day of condensate. The Bongkot Joint Ventures is formed by Total (33.33%) and PTT Exploration and Production Public Company Limited as operator (44.45%) and BG (22.22%).
The discoveries of Ton Chan-1X, 2X and Ton Rang-2X confirm additional potential of the Bongkot concession thus demonstrating Total’s commitment to gas supply to Thailand.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com